March 7, 2012

Cynthia M. Krus, Esq.
Sutherland Asbill & Brennan, LLP
1275 Pennsylvania Avenue, NW
Washington, DC 20004

Re:     Hercules Technology Growth Capital Inc.
        File Nos. 333-179431 and 814-00702

Dear Ms. Krus:

We have reviewed the registration statement on Form N-2 for Hercules Technology Growth Capital Inc. ("Fund"), registering its common stock, preferred stock, warrants, rights and debt securities, filed with the Commission on February 8, 2012. We have the following comments.

## Prospectus

### General

Please state in your response letter whether FINRA has reviewed and approved the proposed terms, compensation, and other considerations of the underwriting arrangements contained in the registration statement.

### Cover

Please explain to us how the Fund is eligible to make a shelf offering pursuant to Rule 415 under the Securities Act of 1933.

### Summary (p.1)

*Our Company (p. 1)*

Disclosure in this section and elsewhere in the filing references the Fund's status as of September 20, 2011; please provide December 21, 2011 information, or indicate why you cannot.

*Our Business Strategy (p. 4)*

This section is too long and too centered on marketing for the Summary section. Please shorten and summarize the disclosure.

*Use of Proceeds (p. 6)*

If a material part of the proceeds will be used to discharge indebtedness, please state the interest rate and maturity of the indebtedness. *See* Instruction 2 to Item 7.1 of Form N-2.

Disclosure elsewhere in the prospectus indicates the Fund may take as long as two years to invest the proceeds of the shelf offerings. Please explain the reasons for and consequences of the delay. *See* Guide 1 and Item 7.2 of Form N-2.

**Statement of Additional Information**

Please file as an exhibit to the registration statement a copy of the Statement of Rights and Privileges of holders of the Registrant's preferred shares.

Please undertake to file as an exhibit to the registration statement, prior to any takedown of the shelf offering, an unqualified opinion of counsel as to the legality of the takedown.

**Consolidated Financial Statements (F-1)**

Please include the Fund's December 31, 2011 financial statements in the disclosure if possible. Please use the 12/31/2011 data to revise the fee table. Please include interest expense in the revised fee table.

Please provide a schedule of the Fund's non-qualifying investments, and in a footnote, explain the significance of non-qualification. *See* Item 8.6 of Form N-2.

Please confirm that the $96,309,000 of cash held by the Fund on September 30, 2011 was not in a repurchase agreement or money market fund that should be reflected separately on the schedule of investments.

**General**

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments. Please note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.

Please advise us if you have submitted or expect to submit any additional exemptive applications or no-action requests in connection with the registration statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in your response letter and briefly state the basis for your position.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

Any questions you may have regarding the filing or this letter may be directed to me at 202.551.6965.

Sincerely,


Vincent J. Di Stefano
Senior Counsel